



# Invest in Soulmate Brewing Company

Veteran-owned craft brewery dedicated to serving the community

SOULMATE
BREWING COMPANY

SOULMATEBREWING.COM

Main Street | Alcohol | Retail | Bars and Clubs | Brewery

## Why you may want to invest in us...

1. Located in the fastest-growing town in Vermont this decade.
2. Strong team of Vermont brewers with decades of experience. Unique recipes.
3. No Rent. Building is owned. Annual cost savings of $70K per year to the bottom line.
4. Overall costs are 75% lower than other brewers.
5. No debt. Self-funded to reach 80% completion as of this campaign.
6. Brand easy to remember, universally recognizable for domestic and international growth.
7. Unique concept not utilized by other brewing operations.
8. Giving back to our military, police and fire fighters who serve or have served.

## Why investors ❤ us

WE'VE RAISED $108,963 SINCE OUR FOUNDING

*I'm excited to be involved in building a new and innovative approach to brewing with Carol and Jonathan, who are old and trusted friends. By tapping into a network and community of talented brewers, this innovative new company will reinvent how craft beers are developed and marketed. Their location in Northern Vermont is at the epicenter of the craft beer revolution and still represents the worldwide standard for craft brewing. Their venue is phenomenal and will allow for rapid growth with very low overhead. Jump onboard with the next great Vermont brewery!*













**Damon Penny** Solutions Director, Microsoft Corp.

LEAD INVESTOR | INVESTING $2,500 THIS ROUND & $2,500 PREVIOUSLY

*Local beer made by vets, does it get any better?*

**Bob Thomas**

*Live in area and want to see you succeed- appreciate your wanting to benefit rescue animals especially! Look forward to stopping in for a hearty beer.*

**Debby Dorsett**

SEE MORE

## Our team

**Jonathan Mogor**

Founder and CEO

*My wife and I have a passion for the art of beer and a passion for creating a product that makes people happy. We care about the quality of life and things to be grateful for.*

**Carol Mogor**

Founder/VP

*Besides being an amazing mother to two wonderful daughters and Jonathan's Soulmate, Carol is an Occupational Therapist who specializes in treating children who have experienced trauma, providing a foundation to a better life for her patients.*

## Downloads

- 200rv 51 z SM FRONT BLACK.pdf
- SM Hat updates 1 of 1 -38.jpg
- Bumper Sticker updates 1 of 1 -46.jpg
- Pint Glass 1 of 1 -24.jpg
- SMB Pitch Deck.pdf

# The Soulmate Brewing Story 🍻

We want to bring something new to our home town of Morrisville, Vermont by showcasing the untapped potential of local brew-artists looking to express their creativity and passion for beer. With your help, we will make this community continue to thrive in a way that honors our country and veterans, while also looking forward to encouraging innovative growth in the craft beer industry.



## Craft breweries are getting more popular.

While U.S. beer volume sales were down 1% in 2018, craft brewer sales continued to grow at a rate of 4% by volume, reaching 13.2% of the U.S. beer market by volume. Craft production grew the most for microbreweries.

### Recent U.S. Brewery Count

|  | 2014 | 2015 | 2016 | 2017 | 2018 | 2017 to 2018 % Change |
|---|---|---|---|---|---|---|
| Craft | 3,814 | 4,628 | 5,539 | 6,490 | 7,346 | +13.2 |
| Regional Craft Breweries | 135 | 178 | 186 | 202 | 230 | +13.9 |
| Microbreweries | 2,076 | 2,626 | 3,251 | 3,933 | 4,522 | +15.0 |
| Brewpubs | 1,603 | 1,824 | 2,102 | 2,355 | 2,594 | +10.1 |
| Large/Non-Craft | 46 | 44 | 67 | 106 | 104 | |
| Total U.S. Breweries | 3,869 | 4,672 | 5,606 | 6,596 | 7,450 | +12.9 |

### Historical Craft Brewery Production by Category



## Use of Funds

As for the use of funds, $240K will go towards brewing equipment. The balance is for operating capital, including brewing ingredients, utilities, insurance fees, advertising, staff and a cushion for any unknown expenses that could happen. For example, we may need an additional piece of equipment over time if we find that we achieve our goals ahead of schedule and have to contract brew for distribution. Since we already have over $500k of our own funds into this, our capital needs are quite low to open our doors.

The biggest predicted overhead for us will be water and fuel. Once we are in production and can open to the public, it will increase. That said, with an increased water bill, it also means an increase in demand for our product, so we will gladly take this as a sign of success. Our plan is to set aside all funds that aren't initially going back into the operating system, and put them into the future operating account, so we are well-positioned to grow when the time is right. By considering how the brewery will conserve cash flow ahead of time, we will be able to enhance shareholder value. We are debt-free right now and do not pay retail rent, so we should be able to build up significant savings for expansion and remain a company that is debt-free.

## Competitive Advantage

Because the founder already owns the building, there's an average savings of $72,000 per year in rental fees. The seating capacity wastewater permit for the location is 91, which is a savings of $60,000 in permit fees. The overall cost to open is 75% below other brewing businesses as we have completed most of what we need to open the business.

## Proud to Serve

Not only do we want to offer a place for brewers to experiment, but we also want to give back to those who sacrificed their lives. For our active, retired, honorably discharged and disabled veterans we offer a 10% discount on beverages and 15% on merchandise.

We will also open our tasting room to our community veteran groups who can host spaghetti dinners. We will donate a portion of the proceeds from beer sales during their dinner to support the services they offer for Veterans and their families.

In addition, the founder of the brewing company, Jonathan Mogor, also plans on supporting Veterans, families of fallen or injured military members, as well as Police and Fire Fighters who also suffered the same life-changing experience in the line of duty. More details will be revealed once we open, however, we can say that the program we are building will be supported from the beer sold in the name of Jonathan's best friend, Scott McHugh, who was killed in Iraq. We will have an appreciation Irish Stout made in his honor and for all those who serve and served where we can support survivors of those who made the ultimate sacrifice or who have returned

home and need support.

### Our building

We have a seating capacity for the building of 91 seats. The main tasting room can seat around 55 people and we have an overflow area we can accommodate more. Outside we also have enough seats for 40 people during the Spring, Summer and Fall before we have to close the outside due to winter. The building has street parking in front and a town parking lot on the opposite side of the building. There's other overflow areas available in the evening and weekends when offices are vacant during those times.

A well-preserved 2-story clapboard commercial block with rectangular false front and Italianate style bracketed cornice, built c.1875 "to house the store of Heman H. Elmore, a dealer in "groceries, provisions, and flour." Facade detail includes large and small cornice brackets, matchstick frieze, decorative eaves covers, four evenly-spaced two-over-two sash over the main southerly storefront, and paired two-over-two sash over a narrow secondary storefront to the north. Storefronts retain original form and bracketed cornice, but have otherwise been altered over the years. In the rear is a short wing, south ell, and triangular shed with sliding freight door set inside the ell. The building is one of the oldest and best-preserved of Portland Street's commercial blocks, and its rectangular false front is one of six which gives the street its most distinctive architectural forms.

## Causes

### Veterans

Soulmates don't just have to be husband and wife, husband and husband or wife and wife. My best friend Scott R McHugh was my male soulmate. We met in High School when I moved from NJ to FL. There was only one open seat in the class when I arrived and it was next to Scott. As the teacher wrote my information down Scott introduced himself to me welcoming me to Florida. It felt as if we were twins born from the same mother. We both welcoming me to Florida. It felt as if we were twins born from the same mother. We both served in the US Navy after graduation at different duty stations and Scott stayed in the reserves after active duty. His reserve unit was sent to Iraq and ten days later we were notified he was killed along with other members in his unit. It was the largest casualty the US navy had since Vietnam. His unit was NMCB 14. Scott was a paramedic who loved his family, friends, animals and went into a career to help people.

Another gentile soul was Jeff Thorson who served in the US navy with me in Sardinia Italy. Jeff was a journalist on our ship who found himself years later with full army gear in action on patrols. Jeff, like Scott, stayed on in the reserves and was called to Afghanistan. Physically Jeff could handle the task but it took a toll on him emotionally. Ours was a friendship that lasted until Jeff had an allergic reaction between PTSD medication and an over the counter cold medicine.

My tribute to my brothers who are gone but never forgotten is to help Veterans who are injured, families who lost a service member in action or to PTSD, Police officers and firefighters who were injured or the families of these brave men and women who didn't come home at the end of a shift. We have proceeds from our patriot tribute line of drinks and clothing going to support these wonderful people and their loved ones.



**Animals**

We mentioned pets. In addition to our love for each other we absolutely love animals, rescue animals and the people who rescue, foster, and adopt rescue animals. Soulmate brewing supports animal rescues. Proceeds from our pet-themed beer line help with the costs associated with rescuing animals from kill shelters. This includes medication, vet bills, food, and transportation.





**Join us!**



# Investor Q&A

– COLLAPSE ALL

### What does your company do? ⌄
We at Soulmate Brewing Company want to bring something new to our home town of Morrisville, Vermont by showcasing the untapped potential of local brew-artists looking to express their creativity and passion for beer.

### Where will your company be in 5 years? ⌄
We see the company in five years with distribution throughout Vermont with a solid footprint in New England, Upstate NY and Canada. As sales support growth we envision Soulmate Brewing Company tasting rooms outside of our immediate area. Increasing our customer base and allowing us to produce our product in our new distribution areas so we can maintain our quality control standards that our customers will be accustom to enjoying when they fill their mug with any of our offerings.

### Why did you choose this idea? ⌄
My wife and I have a passion for the art of beer and a passion for creating a product that makes people happy, brings people together. We care about the quality of life and things to be grateful for. We feel fortunate to live in a country where you can take a chance if you believe in yourself and each other to make good things happen.

### Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

I created a unique brand that is not like any other brand. A brand that is relatable to people from around the world in every culture. Pair the brand with the quality and variety of the beer we have to offer and we have are in a position to grow. Our location is an international destination with an airport less than 2 miles form our building. They're expanding the runway another 500 feet to accommodate bigger jets for the affluent who fly to VT for beer and skiing. The larger beer companies are losing market share to craft brewing and we have an opportunity to bring to market a line of beer we are confident will be well received. We also have a competitive advantage since we do not have to pay rent for 6000+ square feet of space.

### How far along are you? What's your biggest obstacle? ˅

We have the location, the bar area is complete with indoor and outdoor furniture and we have 40% of the money we are seeking to buy the remaining equipment.
The obstacle is reaching people who see the value in our plan and have the ability to invest.
As a navy veteran I produced proof of funds from our investors to my bank Navy Federal CU seeking new equipment financing. The caveat being they want the business to be open in 30 days. The issue is it can take 60 days to receive the equipment and the ATF will only schedule an appointment once you are able to show proof of equipment purchase. So we continue to put one foot in front of the other and move forward sharing our vision and plan knowing we will eventually reach the right people.

### Who competes with you? What do you understand that they don't? ˅

We don't look at other breweries as competition in Vermont. Vermont is a unique place where buy local is a way of life. Many of the breweries and brewers will collaborate with each other and have fun creating new beers. Our vision is to be coast to coast as a major player in the beer industry. In Vermont many of the beer producing families are content to make what they make and have no desire to expand. We look at our brand and product with excitement and passion that we want to bring to you and not wait for you to come to us. A lot of the success we see with breweries who's quality isn't what we would offer grow because of the high volume of visitors to our area. We want the people who ski here 10 times a year and kayak, bike and hike in the summer to be lifelong customers who can't wait to come back and see us or they get a smile on their face when they see our beer being offered at a restaurant they stop in for a bite. We love Vermont but we think outside of the box and are very comfortable and confident in our ability to bring Soulmate Brewing to beer lovers one step at a time, expanding outward as demand and cash flow allows for into new areas.

### How will you make money? ˅

Beer has a high profit margin and only gets better as you expand production capacity. Merchandise also provides a significant source of revenue. We have a nationally known artist designing our beer label art who was commissioned by Jimmy Buffett for his Margaritaville locations. Our gift shop will have quality ring spun cotton shirts, hats, affordable framed and unframed art including the option to customize/personalize for any occasion. We have 2 unique promotions we will announce when we open designed to enhance our guests experience which also leverages social media. We have three causes that are very important to us that will also allow us to host fundraisers for Veterans, animal rescues and parents fleeing abusive relationships

### What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ˅

With anything in life there are risks and we are no different. We do however mitigate many of the risks a new business faces. I did this by working with people who believe in my ability and vision to secure the building. The building has offices and retail space we rent out. My agreement with my partners for the building is that I take care of the tenants, keep the building rented, negotiate leases with our tenants and keep everyone happy. For this I have over 6000 square feet of the 10,000 to use for this business. For my management of the property we do not pay rent. We do have to set aside funds to cover wear and tear and any expansion we would like to do which is a great position to be in.

I do not think we'll fail when we have done so much already. I thought for a moment what if one of the brewers we have moves or worse if he passes. The reality is we own the recipes and there are brewers who would welcome the opportunity to showcase his or her talents if we had a scenario from above.

In order to succeed the way I want to for my family and our shareholders means getting up every day and showcasing our craft to beer lovers, distributors locally and in territories outside Vermont. We are confident that our offerings quality and diversified portfolio will be the talk of the town, on social media in place like Untapped and within the industry which will attract a following that will grow with each new day.